State of Delaware
Secretary of State
Division of Corporations
Delivered 11:27 AM 08/05/2016
FILED 11:27 AM 08/05/2016
SR 20165246151 - File Number 6116198

CERTIFICATE OF FORMATION

OF

RIALTO TRADING HOLDINGS LLC

1. The name of the limited liability company is Rialto Trading Holdings LLC.

2. The address of its registered office in the State of Delaware is c/o Platinum Filings LLC, 28 Old Rudnick Lane, Dover, Delaware 19901, County of Kent. The name of its registered agent at such address is Platinum Filings LLC.

IN WITNESS WHEREOF, the undersigned authorized person has executed this Certificate of Formation as of the 5th day of August, 2016.

/s/ Shari Noonan
Name: Shari Noonan
Title: Authorized Person